UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2017

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 30, 2017, Micro Focus International plc (the “Company”) announced the consolidation ratio for the Share Capital Consolidation and the Return of Value in connection with the merger with the software business of Hewlett Packard Enterprise Company (“HPE”), which was previously disclosed on a Current Report on Form 8-K filed by HPE on September 7, 2016. A copy of this announcement is furnished herewith as Exhibit 99.1.

Exhibit No.	Exhibit Description
99.1	Announcement of Share Capital Consolidation and Return of Value, dated August 30, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 30, 2017

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer